21001306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinecta Financial & Insurance Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

973 S. Westlake Blvd., Suite 200
(No. and Street)

Westlake Village	CA	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Elia — (310) 643-3273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

15233 Ventura Blvd., 9th Floor	Sherman Oaks	CA	91403-2250
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 10 2021
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OATH OR AFFIRMATION

I, Greg Elia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial & Insurance Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Compliance & Operations, FINOP
Title

Matthew James Nemethy
Notary Public

MATTHEW JAMES NEMETHY
Notary Public - California
Ventura County
Commission # 2297564
My Comm. Expires Jul 18, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

Westlake Village, California

TABLE OF CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Board of Directors of
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2020, the related statements of income, membership capital and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Kinecta Financial and Insurance Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2009.

South Bend, Indiana
February 26, 2021

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 23,050,514
Accounts receivable	485,109
Prepaid expenses and other assets	62,899
Total assets	$ 23,598,522
LIABILITIES AND MEMBERSHIP CAPITAL	
Liabilities	
Accounts payable and other liabilities	$ 439,336
Payables to related parties	221,326
Total liabilities	660,662
Membership capital	22,937,860
Total liabilities and membership capital	$ 23,598,522

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenues	
Commission income	$ 9,478,656
Interest and dividend income	44,114
Total revenues	9,522,770
Expenses	
Salaries and related benefits	2,368,120
Commissions	2,425,030
Broker fees	548,197
Operations	1,586,776
Professional, marketing and other	233,990
Total expenses	7,162,113
Net income	$ 2,360,657

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2020

Balance at January 1, 2020	$ 20,577,203
Net income	2,360,657
Balance at December 31, 2020	$ 22,937,860

See accompanying notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net income	$ 2,360,657
Adjustments to reconcile net income to cash provided by operating activities	
Decrease in accounts receivable	68,645
Decrease in prepaid expenses and other assets	3,212
Decrease in accounts payable and other liabilities	(29,996)
Increase in payables to related parties	62,103
Net cash provided by operating activities	2,464,621
Net change in cash and cash equivalents	2,464,621
Cash and cash equivalents at beginning of year	20,585,893
Cash and cash equivalents at end of year	$ 23,050,514

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Kinecta Financial and Insurance Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable: Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products.

Litigation: From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

Revenue Recognition: The Company operates under a networking agreement with LPL Financial whereas all securities business is referred to and transacted through representatives of LPL Financial. LPL Financial carries all brokerage and advisory accounts of the Company's customers and maintains and preserves all related books and records of the Company's customers. Commission fees recognized by the Company are primarily comprised of referral fees. The Company's sole performance obligation is to refer customers to LPL. The referral fees consist of constrained revenues, executed trades, unconstrained revenues, trail and advisory fees. The referral performance obligation is satisfied at a point in time, when the referral is made; however, revenue allocated to the performance obligation are constrained. Revenues associated with transactions are constrained until trade date as they are not known until a transaction occurs. At trade date, the constraint is removed and revenue is recognized for transactions. Revenues associated with asset based fees are constrained due to the dependence on unpredictable market movements. Revenues associated with asset based fees, which are fees charged as a percentage of assets under management for services provided, are recognized when the constraint is removed.

Income Taxes: The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is wholly owned by Kinecta Federal Credit Union, a nontaxable entity. The Company is disregarded as a separate entity from its owner, Kinecta Federal Credit Union, for income tax purposes. The Company is generally not subject to U.S. federal income tax as well as income tax of the state of California. The Company is subject to tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2020 there was no income tax expense allocated to the operations of the Company. The Company is subject to tax examination for U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2017.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2020 no interest and/or penalties related to income taxes have been levied.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company has $2,773,797 on deposit with Catalyst Corporate Federal Credit Union at December 31, 2020. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $19,768,596 on deposit with Kinecta Federal Credit Union, a related party, at December 31, 2020. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000. The Company has $508,121 in an Insured Cash Account ("ICA") with LPL Financial at December 31, 2020. The balance is insured by the Federal Deposit Insurance Company.

Measurement of Credit Losses: On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The adoption did not have a significant impact on the Company's financial statements. A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Accounts Receivable: These amounts consist of a $485,109 receivable from providers. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material to the users of these financial statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the "Plan") that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed $135,052 for the year ended December 31, 2020.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management Company, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union.

The Company is charged by Kinecta Federal Credit Union and Apollo Agencies, Inc., a wholly owned subsidiary of Kinecta Financial Management Company, LLC, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense, totaled $153,180 and $1,159,260 respectively for the year ended December 31, 2020.

At December 31, 2020, the Company owed $124,043 to Kinecta Federal Credit Union and $97,283 to Apollo Agencies, Inc. Such amounts are non-interest bearing and payable upon demand.

The Company has $19,768,596 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2020, which earned $19,795 in interest for the year ended December 31, 2020.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2020, the Company had net capital of $3,586,944, which was $3,542,900 in excess of its required net capital of $44,044. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1. The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

NOTE 6 – RISKS AND UNCERTAINTIES

A strain of coronavirus surfaced in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates and operations may be materially adversely impacted by local, state, and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent on the length and severity of the disruption.

SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Total membership capital from statement of financial condition	$ 22,937,860
Non-allowable assets	
Prepaid expenses and other assets	62,899
Accounts receivable	104,224
Intercompany deposits	19,183,793
Total non-allowable assets	19,350,916
Net capital before haircuts	3,586,944
Money market account haircuts	-
Net capital	$ 3,586,944
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 660,662
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 44,044
Net capital in excess of minimum requirement	$ 3,542,900
Ratio of aggregate indebtedness to net capital	0.18 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2020 filed on January 27, 2021.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Customer credit balances	$0
Customer debit balances	$0
Excess of total credits over debits	$0
Amount held on deposit in reserve bank account	$0
Amount of deposit or withdrawal	$0

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management Company, LLC)

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Customers full paid and excess margin securities not in the respondents possession or control as of the report date for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under 15c3-3.	
Amount	$0
Number of items	0
Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	
Amount	$0
Number of items	0

Insert – Report of Registered Public Accounting Firm

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Kinecta Financial and Insurance Services, LLC
Westlake Village, California

We have reviewed management's statements, included in the accompanying Kinecta Financial and Insurance Services, LLC Exemption Report (the "Company"), in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and (2) the Company relied Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-15 because the Company limits its business activities to referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the identified conditions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the identified conditions described in the paragraph above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

South Bend, Indiana
February 26, 2021

Kinecta Financial and Insurance Services, LLC's Exemption Report

Kinecta Financial and Insurance Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

I, Greg Elia, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Greg Elia, Director – Compliance and Operations, FINOP

February 26, 2021

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Kinecta Financial and Insurance Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kinecta Financial and Insurance Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for the Company's Form SIPC-7 and compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on the Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. For all or any portion of a fiscal year, compared amounts reflected in the audited financial statements required by an SEC rule with amounts reported in the Form SIPC-7 noting no differences;

3. Compared adjustments reported in the Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the schedules and working papers supporting any adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

South Bend, Indiana
February 26, 2021